--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -----------------

                                    FORM 6-K

                               -----------------


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

             Report on Form 6-K dated For the month of December 2007

                               -----------------

                             Homex Development Corp.
                 (Translation of Registrant's Name Into English)

                               -----------------

                   Boulevard Alfonso Zaragoza Maytorena 2204.
                    Bonanza 80020. Culiacan, Sinaloa, Mexico.
                    (Address of principal executive offices)

                               -----------------

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                   Form 20-F   X         Form 40-F
                             -------               ------------

      (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                       Yes                  No
                           ------------        --------

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-__________)

--------------------------------------------------------------------------------

Enclosure:        December 5, 2007

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                              Homex Development Corp.

Date: December 5, 2007
                                              By: Alan Castellanos
                                              Name:  Alan Castellanos
                                              Title: Chief Financial Officer

                                              By: Ramon Lafarga
                                              Name: Ramon Lafarga
                                              Title: Administrative and
                                              Accounting Officer